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                                                                    EXHIBIT 12.1

         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                          (in thousands, except ratios)

                                                1999            1998           1997
Loss before income taxes and equity
  in net income of joint venture            $ (78,642)     $ (142,629)    $ (18,631)
Add fixed charges                                9,149           8,256         8,692
                                          -------------   -------------   -----------
Earnings (as defined)                       $ (69,493)     $ (134,373)     $ (9,939)
                                          =============   =============   ===========
Fixed charges:
   Interest expense                           $  7,205        $  6,235      $  6,477
   Amortization of debt issuance costs             487             487           488
   Estimated interest component of rent
    expense                                      1,457           1,534         1,727
                                          -------------   -------------   -----------
Total fixed charges                           $  9,149        $  8,256      $  8,692
                                          =============   =============   ===========

Ratio of earnings to fixed charges             -               -              -

     Earnings were insufficient to cover fixed charges in all years presented, as evidenced by the less than 1:1 coverage ratio. Additional earnings of $78.6 million, $142.6 million and $18.6 million were necessary to provide a 1:1 coverage ratio for December 31, 1999, 1998 and 1997, respectively.